National Instrument 51-102
Section 4.9

NOTICE OF CHANGE IN CORPORATE STRUCTURE

1.                                      Name of the parties to the transaction

Alderon Iron Ore Corp. (“Alderon”)

2.                                      Description of the transaction

Alderon changed its name from Alderon Resource Corp. to Alderon Iron Ore Corp. (the “Name Change”)

3.                                      Effective date of the transaction

September 30, 2011.

4.                                      Names of each party, if any, that ceased to be a reporting issuer subsequent to the transaction and each of the continuing entity

N/A

5.                                      Date of the reporting issuer’s first financial year-end subsequent to the transaction

N/A

6.                                      The periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the transaction

N/A

7.                                      Documents filed under this Instrument describing the transaction

N/A

Dated at Vancouver, British Columbia, this 14th day of October, 2011.

ALDERON IRON ORE CORP.

Per:	“Sonya Atwal” (signed)
Chief Financial Officer